ALLGREEN PROPERTIES LIMITED

RECEIVED
2004 JUN -8 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035129

File No. 82-4959

Date: - 2 MAR 2004

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

dw 7/2

File No. 82-4959

MASNET No. 37 OF 02.03.2004
Announcement No. 45

ALLGREEN PROPERTIES LIMITED

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 57,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 27 February 2004.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,050,844,000 ordinary shares of S$0.50 each.

Submitted by Ms Isoo Tan, Company Secretary on 02/03/2004 to the SGX

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 8 MAR 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

File No. 82-4959

MASNET No. 28 OF 08.03.2004
Announcement No. 28

ALLGREEN PROPERTIES LIMITED

PROPOSED FINAL DIVIDEND FOR YEAR 2003 - CHANGE OF TAX RATE

The Company refers to the Full Year 2003 Financial Statements and Dividend Announcement made on 23 February 2004 where it was announced that a proposed Final Ordinary Dividend of S$0.035 per ordinary share would be paid less income tax of 22%.

Following the 2004 Budget announcement on 27 February 2004 made by the Minister of Finance whereby the corporate tax rate was reduced from 22% to 20%, the Company wishes to announce that, subject to shareholders' approval at the forthcoming Annual General Meeting on 23 April 2004, the Final Ordinary Dividend of S$0.035 per ordinary share will be paid on 19 May 2004 less income tax of 20%.

The last date and time for which registrable transfers will be registered before entitlements to the dividend are determined remains unchanged at 5:00 pm on 3 May 2004.

Submitted by Ms Isoo Tan, Company Secretary on 08/03/2004 to the SGX

ALLGREEN PROPERTIES LIMITED

RECEIVED

2004 JUN -8 A 9:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4959

Date: 11 MAR 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

File No. 82-4959

MASNET No. 32 OF 11.03.2004
Announcement No. 32

ALLGREEN PROPERTIES LIMITED

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 68,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 9 March 2004.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,050,912,000 ordinary shares of S$0.50 each.

Submitted by Ms Isoo Tan, Company Secretary on 11/03/2004 to the SGX